U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM F-X/A
                                (AMENDMENT NO. 1)

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A. Name of issuer or person filing ("Filer"):

                              ROYAL BANK OF CANADA

B. This is (check one):

   [_]    An original filing for the Filer.

   [X]    An amended filing for the Filer.

C. Identify the filing in conjunction with which this form is being filed:

   Name of registrant:       ROYAL BANK OF CANADA

   Form type:                              (1) 40-F
                                           (2) F-8
                                           (3) F-10
   File number (if known):                 (1) 1-13928
                                           (2) 333-7286
                                           (3) 333-12934
   Filed by:                               ROYAL BANK OF CANADA

   Date filed (if filed concurrently, so   (1) September 6, 1995
   indicate):                              (2) July 16, 1997
                                           (3) November 30, 2000

D. The Filer is incorporated or organized under the laws of

                                     CANADA

   and has its principal place of business at

                                 200 Bay Street
                                Royal Bank Plaza
                                Toronto, Ontario
                                 Canada M5J 2J5
                                 (416) 974-6234

E. The Filer designates and appoints Laurel A. Nichols (the "Agent"), Senior Counsel of Royal Bank of Canada, located at:

                              Royal Bank of Canada
                          One Liberty Plaza, 3rd Floor
                          New York, New York 10006-1404
                            Telephone: (212) 428-6236

   as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

   (a) Any investigation or administrative proceeding conducted by the Commission; and

   (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction state or of the United States or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-8 on July 16, 1997 or Form F-10 on November 30, 2000 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

   (a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

   (b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the effective date of the latest Amendment to such Form F-8, Form F-80 or Form CB;

   (c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

   (d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, this 23rd day of December, 2002.



                                           ROYAL BANK OF CANADA



                                           By:   /s/ Peter W. Currie
                                                 -------------------------------
                                                 Peter W. Currie
                                                 Vice Chairman & Chief Financial
                                                 Officer

         This statement has been signed by the following person in the capacity indicated on this 23rd day of December, 2002.



                                           LAUREL A. NICHOLS,
                                           AS AGENT FOR SERVICE OF PROCESS FOR
                                           ROYAL BANK OF CANADA



                                           By:    /s/ Laurel A. Nichols
                                                 -------------------------------
                                                  Laurel A. Nichols